大華銀行
UNITED OVERSEAS BANK

RECEIVED
2005 DEC -6 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A38/atl

23 November 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

05013090

Dear Sir

DELISTING OF UOB RADANASIN PUBLIC COMPANY LIMITED

We enclose a copy of our announcement dated 23 November 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

SUPPL

Leo Hee Wui
Assistant Secretary

DEC 08 2005

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

DELISTING OF UOB RADANASIN BANK PUBLIC COMPANY LIMITED

Singapore, 23 November 2005 - Further to the announcements on 8 September 2005 and 11 November 2005, United Overseas Bank Limited ("UOB") wishes to announce that the Stock Exchange of Thailand has approved the delisting of UOB's Thai banking subsidiary UOB Radanasin Bank Public Company Limited ("UOBR") and UOBR has been formally delisted from the Stock Exchange of Thailand today.

Vivien Chan
Group Secretary